

Mail Stop 3561

September 21, 2016

Mr. Andrew Bonfield
Finance Director
National Grid plc
1-3 Strand
London WC2N 5EH, England

> **Re:** **National Grid plc**
> **Form 20-F for the Fiscal Year Ended March 31, 2016**
> **Filed June 7, 2016**
> **File No. 1-14958**

Dear Mr. Bonfield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Net debt and credit metrics, page 25

1. Reference is made to your disclosure of retained cash flow divided by adjusted net debt (RCF/net debt). Please tell us whether these ratios are non-GAAP measures. If so, please provide the disclosures prescribed by Item 10(e)(1)(i) of Regulation S-K in your next Form 20-F. If not, explain the basis for your conclusion in detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Adam Phippen, Accountant, at (202) 551-3336 with any questions. You may also contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products